August 29, 2005

via U.S. mail

Pehong Chen
President and Chief Executive Officer
Broadvision, Inc.
585 Broadway
Redwood City, CA 94063

Re:	Broadvision, Inc.
	Amendment No. 1 to Registration Statement on Form S-3
	Filed August 9, 2005
	File No. 333-125640

	Form 10-K for Fiscal Year Ended December 31, 2004
	Forms 10-Q for the Fiscal Quarters Ended March 31, 2005 and
June
30, 2005
	File No. 0-28252

Dear Mr. Chen:

	We have the following comments.

Form S-3

General
1. We note your response to our prior comment 4. While your response indicates that holders of the convertible notes no longer have the right to require interest accrued under the notes be paid in the form of shares of your common stock, the disclosure in your registration statement does not reflect this. Please revise the disclosure in your registration statement accordingly. For example, revise the following:
* the front cover page of your prospectus;
* the last two sentences of the first paragraph below the heading "Explanatory Note" on page 4;
* the fourth sentence of the last paragraph on page 5;
* the fourth sentence of the first whole paragraph on page 18;
* the fifth sentence of the first paragraph below the heading "Interest" on page 25; and
* the first sentence of the first paragraph below the heading "Conversion Rights" on page 26.

Incorporation of Certain Documents by Reference, page 32
2. Your incorporation by reference of the Schedules 14A filed with the SEC on July 26, 2005 is inappropriate, since Item 12(a) to Form
S-3 limits the information that must be specifically incorporated to your Form 10-K and all other reports filed pursuant to Sections 13(a)
or 15(d) of the Exchange Act since the end of the fiscal year covered by the 10-K. Please delete such reference. In addition, update this section to reflect the recent filing of your Form 10-Q for the quarter ended June 30, 2005.

Forms 10-Q
3. We note your statement that a "control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the internal control system are met." Please confirm in your response letter, if true, that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures were effective at that reasonable assurance level as of the end of the respective periods in question. In the alternative, revise your disclosure to remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management`s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238,
available on our website at <http://www.sec.gov/rules/final/33-8238.htm>. Please also confirm that to the extent you refer to this level of assurance of your disclosure controls and procedures in future periodic reports that you will state in such reports, if true, that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level.

      Please contact Perry Hindin, Staff Attorney, at (202) 551-
3444
with any questions. If you require further assistance, you may contact me at (202) 551-3462 or Barbara C. Jacobs, Assistant
Director
at (202) 551-3730.

								Sincerely,


	Mark P. Shuman
	Branch Chief - Legal
	Office of Computers
	and Online Services

cc:	via facsimile
	Virginia Edwards, Esq. of Cooley Godward LLP
	(F) 415.951.3699
Pehong Chen
Broadvision, Inc.
August 29, 2005
page 1